May 6, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cincinnati Financial Corporation

Form 10-K for the Fiscal Year December 31, 2014

Filed February 27, 2015

File No. 000-04604

Dear Mr. Rosenberg:

We have received your letter dated April 23, 2015, in response to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our careful review of the comments you provided (keyed to your letter dated April 23):

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurements

Fair Value Hierarchy, page 137

COMMENT 1.

1. Please refer to your disclosure of investments herein and in Note 2. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentations of investments by “major security types” and “classes.” In this regard, tell us why you did not further disaggregate your corporate and states, municipalities and political subdivisions fixed maturity securities and your common equities. With respect to corporate fixed maturity securities and common equities, your disclosure on pages 27 and 29 suggests that further disaggregation by industry sector for certain sectors may be necessary. Regarding your tax-exempt fixed maturity securities, your disclosure on page 28 suggests that further disaggregation by general and special obligation bonds and perhaps for Texas may be necessary.

RESPONSE TO COMMENT 1:

In determining the appropriate presentation of investments by “major security types” and “classes” within Note 3 – Fair Value Measurements and Note 2 – Investments of our Form 10-K for the fiscal year ended December 31, 2014, we considered the guidance under ASC 320-10-50-1B, Investments-Debt and Equity Securities-Overall-Disclosure, which states:

“Major security types shall be based on the nature and risks of the security. In determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate a particular security type into greater detail, an entity shall consider all of the following:

a. (Shared) activity or business sector

b. Vintage

c. Geographic concentration

d. Credit quality

e. Economic characteristic.”

We also took into consideration guidance under ASC 820-10-50-2B, Fair Value Measurement-Overall-Disclosure, which states:

“A reporting entity shall determine appropriate classes of assets and liabilities on the basis of the following:

a. The nature, characteristics, and risks of the asset or liability

b. The level of the fair value hierarchy within which the fair value measurement is categorized.

The number of classes may need to be greater for fair value measurements categorized within Level 3 of the fair value hierarchy because those measurements have a greater degree of uncertainty and subjectivity. Determining appropriate classes of assets and liabilities for which disclosures about fair value measurements should be provided requires judgment. A class of assets and liabilities will often require greater disaggregation than the line items presented in the statement of financial position. However, a reporting entity shall provide information sufficient to permit reconciliation to the line items presented in the statement of financial position. If another Topic specifies the class for an asset or a liability, a reporting entity may use that class in providing the disclosures required in this Topic if that class meets the requirements in this paragraph.”

Corporate Fixed-Maturity Securities

One of our fixed-maturity major security types is corporate securities. We identify corporate fixed-maturity securities as a major security type since these securities are similar in nature and risk and are different from other types of fixed-maturity securities. The economic characteristics that corporate fixed-maturity securities share include: issuance by corporations versus the government; the interest received is taxable versus non-taxable securities; the effective interest rate is generally higher than non-taxable securities; the diverse revenue source used to repay the security is from the selling of products/goods/services from corporations; similar credit quality (approximately 94% are investment grade); and the ability to make future principal and interest payments. These economic characteristics are the unique distinctions that we consider when purchasing or holding a corporate fixed-maturity security and all of our corporate fixed-maturity securities have these characteristics.

In addition, we considered business sector, vintage and geographic concentration. We concluded that none of these characteristics provide for a unique major security type:

•	Business sector – We have no significant concentration in any one sector, and we do not believe repayment ability or effective interest rate is directly or indirectly tied to business sector. As of December 31, 2014, the largest concentration within a single business sector was insurance, which consists of $758 million in fair value, representing 13.7% of the corporate fixed-maturity portfolio or 8.0% of total fixed maturities.
•	Vintage – We have no concentration in any one contractual maturity period.
•	Geographic concentration – All corporate fixed-maturity securities in our portfolio are issued by domestic or multinational corporations that have a diverse source of geographic revenues supporting the securities.

Based on our analyses of the nature and risks of these securities, we have concluded that further disaggregation by sector, vintage, geographic concentration, credit quality or economic characteristics is not required. While we may include supplementary information on page 27 of our Form 10-K for the fiscal year ended December 31, 2014, relating to investment-grade and below investment-grade holdings, this disclosure affirms that further disaggregation by credit quality provides little differentiation within our corporate fixed-maturities major security type. We believe our current disclosure in Notes 2 - Investments and 3 – Fair Value Measurements, identifying corporate fixed-maturity securities as a single major security type, is in accordance with ASC 320-10-50-1B and ASC 820-10-50-2B.

States, Municipalities and Political Subdivisions Fixed-Maturity Securities

A second fixed-maturity major security type is states, municipalities and political subdivisions securities. We identify states, municipalities and political subdivisions fixed-maturity securities as a major security type since these securities are similar in nature and risk and are different from other types of fixed-maturity securities. The economic characteristics, business sector and credit quality that these securities share include: issuance and management by a governmental entity; included in the public sector; similar source of funding from a taxing authority; support exclusively or in part by a governmental entity or otherwise authorized entity to collect taxes or other pertinent revenue; the interest received is generally tax exempt; 98% of the securities are investment grade; and generally issuance for public projects, public infrastructure or public benefit. These characteristics are the unique distinctions that we consider when purchasing or holding a state, local municipality and political subdivision fixed-maturity security.

In addition, we considered vintage and geographic concentration. We concluded that these characteristics do not provide for a unique major security type:

•	Vintage – We have no concentration in any one contractual maturity period.
•	Geographic concentration – Since locally issued bonds and special revenue bonds are issued in various municipalities throughout a given state and they are not financially dependent on each other or the state they are issued in, there is no geographic concentration or dependence on the financial stability of a given state. For example, within Texas, the $439 million fair value of securities on page 28 of our Form 10-K for the year ended December 31, 2014, were issued from approximately 166 municipalities that are geographically diverse. They are not dependent upon each other or guaranteed by each other and do not represent an obligation of the State of Texas.

Based on our analyses of the nature and risks of these securities, we have concluded that further disaggregation by sector, vintage, geographic concentration, credit quality or economic characteristic is not required. The supplemental information on page 28 of our Form 10-K for the fiscal year ended December 31, 2014, which summarizes more than 1,500 municipal bond issues, was provided starting with our Form 10-K for fiscal year ended 2010 to demonstrate our well diversified investment portfolio and the lack of significant concentration. During this time period, certain states exhibited financial stress and we added this disclosure to demonstrate the lack of exposure to any single state or municipality. We believe our current disclosure in Notes 2 and 3, identifying states, municipalities and political subdivisions fixed-maturity securities as a single major security type, is in accordance with ASC 320-10-50-1B and ASC 820-10-50-2B.

Common Equity Securities

We identify common equities as a major security type, since these securities are similar in nature and risk. Our approach to purchasing or holding a common equity over the past 40 plus years is to identify corporations that pay a dividend and have a history or potential ability of increasing their dividend on an annual basis. If a common equity ceases paying a dividend, it is generally removed from our portfolio. These common equities are also mainly blue chip companies that have had the ability to increase dividends over the long term. In terms of economic characteristics, 71 of the 72, or 98% of the common equity portfolio fair value, are United States domiciled corporations. They are all dividend-paying. They all historically increase their dividend, and they have a history of stable earnings and stock price increases. Further disaggregation based upon vintage, geographic location or credit quality was considered, but deemed either not applicable or to not provide unique characteristics that differentiate the underlying nature and risk. In addition, we considered whether activity or business sector within this major security type required further disaggregation; however, we note that such does not change the nature and risk of dividend-paying stocks. Rather, the nature and risk is driven by strength in the balance sheet of the issuer, strong history of earnings and a proven track record of paying dividends regardless of the underlying sector or industry.

Supplemental business description information provided for our common equities by industry sector on page 29 of our Form 10-K for the fiscal year ended December 31, 2014, is supplementary disclosure we started in 2009 following the market decline to illustrate the diversification of our investment portfolio, as well as to compare to the S&P 500 Industry Weightings. This information demonstrates a lack of significant concentration in any single industry or sector. We consider the industry sector information to be appropriate for inclusion in Item 1 of our Form 10-K; however, this information is not representative of a difference in the nature and risks of our common equities. As such, we believe our current disclosure in Notes 2 and 3, identifying common equities as a single major security type, is in accordance with ASC 320-10-50-1B and ASC 820-10-5-2B.

COMMENT 2.

2. Please provide us, for each “class” (see comment 1 above) of Level 2 fixed maturity securities, the inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

RESPONSE TO COMMENT 2:

As identified in our response to comment 1 above, our class of Level 2 fixed-maturity securities consist of corporate and states, municipalities and political subdivisions. Our Level 2 fixed-maturity securities also include commercial mortgage-backed, government-sponsored enterprises, foreign government, and convertibles and bonds with warrants attached. We referred to the guidance under ASC 820-10-50-2bbb, which states the following requirements:

“For recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy, a description of the valuation technique(s) and the inputs used in the fair value measurement.

If there has been a change in valuation technique (for example, changing from a market approach to an income approach or the use of an additional valuation technique), the reporting entity shall disclose that change and the reason(s) for making it.

For fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement. A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment). However, when providing this disclosure, a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.”

All asset classes of fixed-maturity securities that we own share common characteristics of contractual provisions that define the amount and timing of cash flows and therefore can be valued using standardized and widely accepted methodologies that rely upon a common set of inputs. Commercial mortgage-backed fixed-maturity securities can have more variable cash flows within the contractual provisions and therefore require additional analysis and inputs to appropriately determine a valuation.

The valuation techniques and inputs we use in our fair value measurement for each class of Level 2 fixed-maturity securities are as follows:

Corporate (which includes convertibles and bonds with warrants attached) securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

States, municipalities and political subdivisions securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Government-sponsored enterprises securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

Commercial mortgaged-backed securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. Key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data.

Foreign government securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Common inputs include prices from recently executed transactions of similar securities, market place quotes, benchmark yields, spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

As the primary valuation methodologies and inputs are common across all of our Level 2 fixed-maturity security classes identified on page 137 of Note 3 –Fair Value Measurements, Form 10-K for the fiscal year ended December 31, 2014, we did not specifically address each class separately in our disclosure but in total. Beginning with our Form 10-K for the year ended December 31, 2015, we will modify our disclosure to further clarify that the description of our Level 2 fixed-maturity securities valuation methodologies and inputs applies to each of the individual asset classes held by the company. Our future disclosure will also expand upon the inputs used in fair value measurement, substantially similar to the following which has been marked for changes against the disclosure on page 137 of Note 3 –Fair Value Measurements, Form 10-K for the Fiscal Year December 31, 2014, (new language in bold and moved language in italics):

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. Our valuation techniques have not changed from those used at December 31, 2013, and ultimately management determines fair value. Financial instruments reported at fair value in our consolidated financial statements are categorized based upon the following characteristics or inputs to the valuation techniques:

•	Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•	Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data as well as discounted cash flow methodologies.

The technique used for the Level 2 fixed-maturity securities and taxable fixed maturities in separate accounts is the application of matrix pricing. The inputs used for all classes of fixed–maturity securities listed in the table below include relevant market information by asset class, trade activity of like securities, marketplace quotes, benchmark yields, spreads off benchmark yields, interest rates, U.S. Treasury or swap curves, yield to maturity and economic events. Specific to commercial mortgage-backed securities, key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data. All of the Level 2 fixed-maturity securities are priced by a nationally recognized pricing vendor.

The Level 2 nonredeemable preferred equities technique used is the application of matrix pricing. The inputs used, similar to those used by the pricing vendor for our fixed-maturity securities, include relevant market information, trade activity of like securities, yield to maturity, corporate action notices and economic events. All of the Level 2 nonredeemable preferred equities are priced by a nationally recognized pricing vendor.

•	Level 3 – Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Level 3 inputs include the following:

◦	Quotes from brokers or other external sources that are not considered binding;

◦	Quotes from brokers or other external sources where it cannot be determined that market participants would in fact transact for the asset or liability at the quoted price; or

◦	Quotes from brokers or other external sources where the inputs are not deemed observable.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/ Michael J. Sewell
Michael J. Sewell